Mail Stop 4561

October 26, 2005

Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

   Re: **DealerTrack Holdings, Inc.**
      Registration Statement on Form S-1
      Filed on October 24, 2005
      File No. 333-126944

Dear Mr. Jacobs:

   We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   For purposes of this comment letter, we refer to the pagination in a courtesy copy of your amended Form S-1, as marked to show changes.

Amendment No 3 to Form S-1, filed on October 24, 2005

Notes to Unaudited Combined Condensed Pro Forma Statements of Operations, page 38

1. We note that you have revised your weighted average shares outstanding calculations in response to our prior comment number 1 to include all of the common shares to be issued under this offering. Please revise further to exclude any common shares whose proceeds will be used for general corporate purposes. Note that you may present additional EPS data reflecting the issuance of all shares if you consider the information to be meaningful and if you label and describe the presentation appropriately.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 53

2. In your response letter dated September 22, 2005, you indicated to us that your underwriters informed you in July 2005 that the estimated price range for your initial public offering would likely be between $17.00 and $19.00 based on "anticipated 2006 earnings and continuing improvement in operating results during the remainder of 2005." Separately, you have indicated to us that your board of directors performed an assessment and concluded that the mid-point of this range represented the fair value of your common shares in July. Please explain to us how your underwriters determined this estimated price range and describe the process that your board of directors followed in concluding that the mid-point of that range represented the fair value in July.

3. Please describe to us the factors that resulted in the 26% increase in fair value from the $14.30 that was used in June to $18.00 in July. Please include more specific quantitative and qualitative information beyond that provided in your response letter dated September 22, 2005.

4. Describe, in reasonable detail, all of the material assumptions used in January 2005 to arrive at the prospective fair value of $14.30 subsequently used in May 2005 and explain how each of those assumptions compared to actual company conditions that existed in May. In addition, explain to us why, in your retrospective determination of fair value, the valuation performed back in January represented a better estimate of the fair value in May than the estimates used by your underwriters and board of directors in July.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stathis Kouninis at (202) 551-3476, Mark Kronforst at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments. Please contact Rebekah Toton at (202) 551-3857 with any other questions.

Sincerely,

Brad Skinner
Accounting Branch Chief

cc: Via Facsimile at (212) 751-4864
        Kirk A. Davenport, II, Esq.
        Latham & Watkins LLP
        885 Third Avenue, Suite 1000
        New York, NY 10022